September 5, 2024

Stuart Drummond
Interim Chief Financial Officer
CUTERA INC
3240 Bayshore Boulevard
Brisbane , California 94005

        Re: CUTERA INC
            Form 10-K for Fiscal Year Ended December 31, 2023
            Filed May 10, 2024
            Form 8-K Filed March 21, 2024
            File No. 000-50644
Dear Stuart Drummond:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed March 21, 2024
Exhibit 99.1

1. We note your presentation of Adjusted operating income that includes an adjustment to exclude retention plan costs for fiscal year 2023 and for the subsequent quarterly periods in fiscal year 2024. Please tell us how you determined that the retention plan costs are not normal operating costs and are consistent with Question 100.01 of the Non-GAAP
       Compliance and Disclosure Interpretations. As part of your response, tell us how these retention costs differ from other compensation paid to your employees, including the material terms of the payments and whether any additional services are required to be provided by the employees above and beyond their normal employment.
2. As previously requested in our letter dated November 4, 2022, please remove the characterization of your separation costs or any other types of costs as non-recurring unless such costs have not occurred in multiple periods and are not reasonably likely to recur within two years. Refer to Rule 100(b) of Regulation G and Question 102.03 of the
 September 5, 2024
Page 2

       C&DIs on Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services